Lynton S. Gormely, Ph.D., P.Eng.
AMEC Americas Limited
400 – 111 Dunsmuir Street
Vancouver, B.C. V6B 5W3
Telephone: (604) 664 3312
Fax: (604) 664 3057
E-mail: lynton.gormely@amec.com

CONSENT OF AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Quebec
Nunavut Legal Registry
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Registrar of Securities, Government of the Yukon Territories
Securities Registry, Government of the Northwest Territories

I, Lynton S. Gormely, do hereby consent to the filing of the written disclosure of the technical report title Donlin Creek Project, 43-101 Technical Report and dated January 20th, 2006 (the “Technical Report”) and any extracts from or a summary of the Technical Report in the press release of NovaGold Resources, Inc., and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the press release of NovaGold Resources, Inc. contains any misrepresentation of the information contained in the Technical Report.

Dated this 20th day of January, 2006.

AMEC Americas Limited

“Lynton S. Gormely”

AMEC Americas Limited 111 Dunsmuir Street, Suite 400 Vancouver, B.C. V6B 5W3 Tel (604) 664-3471 Fax (604) 669-3057	www.amec.com	X:\ADMIN\Guidelines\43-101 Guidelines Technical Reports\Consent of Author.doc